EXHIBIT (a)(1)(B)

STOCK OPTION ACCELERATION PROGRAM

QUESTIONS AND ANSWERS

These Questions and Answers relate to our OFFER TO AMEND AND ACCELERATE EMPLOYEE STOCK OPTIONS. They are to be read in conjunction with the OFFER TO AMEND AND ACCELERATE EMPLOYEE STOCK OPTIONS of which they are a part.

Q1	What is the Stock Option Acceleration Program?

A1	Our Stock Option Acceleration Program (also referred to in these materials as the “Offer”) is a voluntary program. We offer our employees an opportunity to amend and accelerate all or none of their options to purchase shares of the Company’s Common Stock, par value $0.20 per share (the “Common Stock”), that are outstanding under the Company’s 1987 Microsemi Corporation Stock Plan, but only to the extent the options would not become eligible to be exercised on or before September 26, 2005 under the existing option vesting schedule (the “Eligible Unvested Options”), all on the terms and subject to the conditions set forth in the Offer to Amend and Accelerate.

The Eligible Unvested Options of option holders who elect to accept the Offer will be Amended and Accelerated. The Eligible Unvested Options of option holders who elect to decline the Offer will not be Amended and Accelerated.

Options to purchase shares of the Common Stock that are Amended and Accelerated can be immediately exercised. Pursuant to the concurrent amendment of the option agreement, those shares of Common Stock shall be, with certain exceptions, issued with temporary transfer or sale restrictions, subject to certain exceptions, that apply until the underlying Eligible Unvested Options would have become exercisable on the original terms of their respective vesting schedules (i.e., as if there had there been no Amendment and Acceleration).

Your participation in this Offer is voluntary; you may either continue your current Eligible Unvested Options at their current vesting schedule or elect to accept this Offer to Amend and Accelerate those Eligible Unvested Options, resulting in Amended and Accelerated Options covering the same number of shares, at the same price, with the same term remaining as the Eligible Unvested Options you properly tendered.

Q2	Why is the Stock Option Acceleration Program being offered?

A2	Microsemi Corporation has said that in light of new accounting regulations that take effect for the Company on October 3, 2005, the Company will offer to accelerate the vesting of certain unvested stock options, all of which had been previously awarded to eligible participants under its 1987 Stock Plan, as amended. Microsemi’s Compensation Committee and Board of Directors approved an offer of the accelerated vesting, along with new restrictions on the shares that are issuable under these options. Such restrictions shall continue only until the Eligible Unvested Options were originally scheduled to vest. The shares issuable, although restricted, shall be registered in the name of the optionee and may be transferred pursuant to the laws of descent and distribution. Additionally, such shares are transferable to the extent necessary to cover the exercise price, satisfy the federal and state income taxes and tax withholdings and standard brokerage selling commissions, fees and charges.

Microsemi took the action in the belief that it is in the best interests of stockholders to minimize future compensation expense, and this was the purpose of the vesting acceleration. Upon Microsemi’s planned adoption of FASB Statement No. 123 R, “Share-Based Payment,” effective for fiscal year 2006, vesting of unvested options will add to Microsemi’s compensation expense. Therefore, we accelerated vesting into fiscal year 2005 before the new accounting rule takes effect.

As a result of this vesting acceleration, options to purchase up to 5,133,275 shares of Common Stock shall become fully vested on or about September 16, 2005, including up to 1,324,000 shares under options held by executive officers.

In order to avoid any perception of unintended personal benefits, Microsemi has imposed substantial restrictions on all shares issued under the accelerated options. These restrictions prevent the selling of any shares acquired upon the exercise of accelerated options (except as necessary to cover the exercise price, satisfy Federal and State income taxes and withholdings and standard brokerage selling commissions, fees and charges) until the date on which such options would have vested under their respective original vesting schedule.

Q3	How will I know when my Acknowledgement and Election Form has been received?

A3	We will send you a Receipt before the Expiration Date, and on the Amendment and Acceleration Date we will send you a Confirmation.

Q4	Is this a repricing?

A4	No. This is not a stock option repricing.

Q5	Can I accept your offer for any part of my Eligible Unvested Options?

A5	No, you must accept the Offer as to all of your Eligible Unvested Options or else decline the Offer entirely. We shall not accept elections relating specifically to individual grants or any other portion, less than all, of your Eligible Unvested Options.

Q6	What options may I Elect to Amend and Accelerate as part of this program?

A6	Only the options that were granted under our 1987 Microsemi Corporation Stock Plan (“Company Option Plan”), and only to the extent they shall not have yet become exercisable on or prior to September 26, 2005, and are outstanding on the Expiration Date of the Offer (which is currently expected to be September 15, 2005, or a later date if we extend the Offer) will be eligible for amendment and acceleration.

If you attempt to amend and accelerate an option that shall have already become exercisable by September 26, 2005, that option will not be an Eligible Unvested Option and any election you may have made to amend that option will not be accepted by us.

For example:

Commencement Date = August 17, 2005

Employee Option History:

1.	Grant received on June 25, 2001 (Fully-vested, none Eligible for Amendment and Acceleration)

2.	Grant received on November 26, 2001 for 2,000 shares (25% unvested, or 500 shares under option eligible for Acceleration and Amendment)

3.	Grant received on June 24, 2002 for 1,000 shares (25% unvested, or 250 shares under option eligible for Acceleration and Amendment)

4.	Grant received on November 15, 2004 for 2,000 shares (100% unvested, or 2,000 shares under options eligible for Acceleration and Amendment)

Q7	What options must I Elect to Amend and Accelerate as part of this program?

A7	You do not have to elect to amend and accelerate any options as part of this program; however, if you elect to amend and accelerate, then you must elect to amend and accelerate all your Eligible Unvested Options.

Q8	May I elect to Amend and Accelerate options that I have already exercised or may exercise?

A8	If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an option in part, the remaining unexercised portion of that option is outstanding; however, only the unvested portion of the outstanding options are relevant to this Offer. You may only elect to Amend and Accelerate the unvested portion of an outstanding option, which we identify herein as Eligible Unvested Options. The Offer only pertains to outstanding unexercised unvested options. It does not apply in any way to options that were previously exercised or that vest or were vested on or before September 26, 2005.

Q9	Are there conditions to the Offer?

A9	Yes. In addition to the condition described in Q&A 5 above, the Offer is subject to a number of other conditions, including the conditions described in Section 6 of the Offer which you should read carefully. However, the Offer is not conditioned on a minimum number of option holders accepting the Offer or a minimum number of options being amended and accelerated.

Q10	Are there any eligibility requirements I must satisfy in order to participate in the Offer and receive the Amended and Accelerated Options?

A10	Yes. First, in order to participate in the Offer and elect to amend Eligible Unvested Options, you must be employed by us or one of our subsidiaries or be on an Approved Leave of Absence on the Expiration Date (currently September 15, 2005). This Offer is not being extended to contractors, consultants or temporary service providers.

Second, in order to receive Amended and Accelerated Options on the Amendment and Acceleration Date, you must remain continuously employed or be on an Approved Leave of Absence during the period from the Commencement Date through the Expiration Date (currently September 15, 2005).

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE AMENDMENT AND ACCELERATION DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q11	Are all employees eligible to participate in this Offer?

A11	No. Although all employees, including the employees of our subsidiaries, holding Eligible Unvested Options are eligible to participate, the Offer will exclude an employee on a leave of absence that is not an Approved Leave of Absence. An Approved Leave of Absence means an employee leave of absence protected by statute or approved by the Company according to the practices or policies of the Human Resources Department of the Company.

Q12	Are employees residing outside the United States eligible to participate?

A12	Yes. All employees, including employees residing outside the United States,

holding Eligible Unvested Options may participate in the Offer. Special considerations or conditions may apply to employees residing outside the United States. In some countries, the application of local rules may have important consequences to those employees. Included in the Offer are short summaries of some of the consequences with respect to the countries where our non-U.S. employees are residing (see Schedule B to the Offer). If you are an employee residing outside the United States, you should review these summaries. We also recommend that you consult your individual tax, legal and investment advisors.

Q13	Are employees who elect to Amend and Accelerate their Eligible Unvested Options and are on a leave of absence on the Expiration Date eligible to participate?

A13	Yes, but only if the leave of absence is an Approved Leave of Absence. If you elect to Amend and Accelerate your Eligible Unvested Options and, on the Expiration Date, you are On an Approved Leave of Absence, then you will still be eligible to participate and to elect to Amend and Accelerate your Eligible Unvested Options. If, however, on the Expiration Date you are on a leave of absence that is not an Approved Leave of Absence, then you will not be eligible to participate in this Offer and we will not accept your Election for Amendment and Acceleration, except if we waive this condition in our sole discretion. An Approved Leave of Absence means an employee leave of absence protected by statute or approved by the Company according to the practices or policies of the Human Resources Department of the Company.

Q14	Are the terms and conditions of the Offer the same for everyone?

A14	Yes. However, Amended and Accelerated Options held by employees of our subsidiaries in certain foreign jurisdictions may be subject to different terms and conditions than those granted to persons employed in the United States. If you are an employee who is employed outside of the United States, please see Schedule B to the Offer for more details.

Q15	How should I decide whether or not to participate?

A15	The decision to participate must be your personal decision. We understand that this will be a challenging decision for everyone, but we cannot advise you on the decision, and we have not authorized anyone to make any recommendation on our behalf as to your choices whether to participate in the Offer.

It could depend largely on your assumptions about the future, advice from your advisors, relevant information concerning your position and preferences, your current alternatives for investment, your personal tax situation, and from time to time the prices of the shares underlying your options.

The Stock Option Acceleration Program disclaims all guarantees or warranties regarding your future realization of any benefits therefrom.

The Stock Acceleration Program is not necessarily suitable or advisable for you.

If you anticipate that you will be directly, materially and adversely affected by the Amendment and Acceleration, then you should “decline” to participate in this Offer.

Q16	How does the Offer work?

A16	On or before the Expiration Date (currently September 15, 2005), you may submit Acknowledgement and Election Forms, pursuant to which you may make an Election to Amend and Accelerate, or withdraw or change any previously submitted Election.

If you elect to amend and accelerate, the number of shares subject to your Amended and Accelerated Options will equal the number of shares subject to all your Eligible Unvested Options.

Q17	What if my options are currently exercisable in part? Can I elect to amend and accelerate them?

A17	The remaining part which is not exercisable (that is not becoming exercisable by September 26, 2005) can be amended and accelerated. Your Eligible Unvested Options do not need to be fully non-exercisable in order for you to participate in the Offer.

Q18	Can I elect to Amend and Accelerate a portion of an Eligible Unvested Option?

A18	No. If you elect to amend and accelerate any Eligible Unvested Option, you must elect to amend and accelerate all of your Eligible Unvested Options.

Q19	Can I elect to Amend and Accelerate the remaining portion of an option grant that I have partially exercised?

A19	Yes. If you have exercised an option grant in part, the remaining unexercised portion of that option is outstanding and may be amended and accelerated pursuant to the Offer. Eligible Unvested Options for which you have properly submitted an exercise notice prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q20	What if I elect to tender Eligible Unvested Options and I die before the Expiration Date?

A20	If you die before the Expiration Date, we intend to reject the election to amend and accelerate your Eligible Unvested Options; therefore, you would not participate in this Offer. Your Eligible Unvested Options (unamended and unaccelerated) would then be held by your heirs, personal representatives, devisees or beneficiaries pursuant to your will or the laws of descent and distribution. We believe that under law your election as to Eligible Unvested Options would become of no force or effect upon your death because any executory contract is treated as null and void under those circumstances.

Q21	Am I eligible to receive future grants if I participate in this Offer?

A21	Yes.

Q22	My options are separated between incentive stock options and nonqualified stock options. Can I elect to Amend and Accelerate one part but not the other? (This question is relevant only for employees who are subject to tax in the United States.)

A22	No. An option that has been separated into a partial incentive stock option and a partial nonqualified stock option is still considered to be a single option, and cannot be separated for purposes of this Offer. Amended and Accelerated Options will qualify as incentive stock options only to the maximum extent allowed under U.S. tax law. You should note that some Amended and Accelerated Options may be nonqualified stock options, even if the Eligible Unvested Options is comprised only of incentive stock options. Please see Section 12 of the Offer to Amend and Accelerate for more details.

Q23	When will I receive my Amended and Accelerated Options?

A23	We expect to distribute stock option amendment agreements relating to the Amended and Accelerated Options within approximately four to six weeks following the Acceptance and Amendment Date. Your Eligible Unvested Options will be Amended and Accelerated Options on the Amendment and Acceleration Date, which is expected to be September 16, 2005, or a later date if we extend the Offer, provided to you properly so elect.

Q24	Will the terms of the Amended and Accelerated Options be the same as the terms of the Eligible Unvested Options before amendment and acceleration?

A24	The terms will be identical, except as noted below. The Form of Amendment of Eligible Unvested Options for the Amended and Accelerated Options is attached hereto as Exhibit (d)(2).

•	EXERCISABILITY AND VESTING. The Amended and Accelerated Options will be 100% exercisable on the Amendment and Acceleration Date.

RESTRICTIONS ON SHARES.

Amended and Accelerated Options will have terms and conditions that are the same as the terms and conditions of Eligible Unvested Options, except for immediate exercisability along with certain restrictions on the transfer of the shares purchasable upon exercise. Those restrictions lapse when the options would have become exercisable if not for Amendment and Acceleration. Before these restrictions lapse, you may sell only the number of shares sufficient to pay the option exercise price, income tax payments or withholdings (based on an assumed 40% combined federal and state tax rate), and stock broker sales commissions or fees.

Q25	What is the exercise price for the Amended and Accelerated Options?

A25	Your Amended and Accelerated Options will have the same exercise price as the Eligible Grant.

Q26	How long is the option term of the Amended and Accelerated Options?

A26	The Accelerated Option’s term concludes on the same expiration date as the Eligible Grant.

Q27	How will my Amended and Accelerated Options vest?

A27	Each Accelerated Option will be 100% exercisable, or “vested,” on the Amendment and Acceleration Date.

Q28	What effect will this amendment and acceleration program have on the Company’s annual option grant cycle?

A28	None. This program is completely independent of the anticipated timing of any future grants of options.

Q29	If I amend and accelerate options in the Offer, will I be eligible to receive other option grants before I receive my Amended and Accelerated Options?

A29	Yes.

Q30	What happens if I elect to Amend and Accelerate my Eligible Unvested Options and I am on a leave of absence that is NOT an Approved Leave of Absence on the Amendment and Acceleration Date?

A30	You would not receive any Amended and Accelerated Options. If you elect to Amend and Accelerate your Eligible Unvested Options and, on the Acceptance and Amendment Date, you are on a leave of absence that is not an Approved Leave of Absence, then you will not be eligible to receive Amended and Accelerated Options. An Approved Leave of Absence means an employee leave of absence protected by statute or approved by the Company according to the practices or policies of the Human Resources Department of the Company.

Q31	What happens if I elect to amend and accelerate my Eligible Unvested Options and I terminate my employment before the Expiration Date?

A31	Your options would not be amended and accelerated, unless the Company waives this condition in its sole discretion.

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q32	Are there other circumstances under which I would not get Amended and Accelerated Options after tendering my Election to Amend and Accelerate?

A32	Yes, there are. Even if you meet the other conditions, it is possible that we will not accept your properly tendered Election to Amend and Accelerate. We would not Amend and Accelerate your Eligible Unvested Options, for instance, if we are prohibited by applicable law or regulations from doing so.

Q33	Will I have to wait longer to sell Common Stock under my Amended and Accelerated Options than I would under the Eligible Unvested Options that I elect to amend and accelerate?

A33	Possibly. Employees who are subject to our trading window policy may have to wait longer to sell any portion of the shares of Common Stock subject to the Amended and Accelerated Options. Furthermore, if you are an employee residing outside the United States, you may also have to wait longer to exercise your Amended and Accelerated Options or sell shares of Common Stock subject to the Amended and Accelerated Options than you would have under the Eligible Unvested Options. Please see Schedule B for more details.

Q34	If I Elect to Amend and Accelerate my Eligible Unvested Options, how many shares will I receive under my Amended and Accelerated Options?

A34	This is a Stock Option Amendment and Acceleration Program. Any options that we Amend and Accelerate as a result of your electing to accept this Offer shall not change as to the number of shares subject to your options or the price per share or any substantial economic term.

Q35	Can you provide me with examples of how this will operate?

A35	Yes. Please note, however, that these examples are not a substitute for individual consultation with legal counsel.

Example #1: Assume the following:

1.	Grant received on September 26, 2004 for 1,000 shares at $17.13.

2.	Vesting schedule is 1/4 per year - (i.e., 250 shares become exercisable September 26, 2005, 250 shares become exercisable September 26, 2006, 250 shares become exercisable September 26, 2007 and 250 shares become exercisable September 26, 2008.

3.	You are a regular employee or on an approved or otherwise legally- protected Leave of Absence on the Expiration Date.

Using the assumptions listed above, upon our acceptance of your valid election, on the Amendment and Acceleration Date, we would amend and accelerate options for 750 shares with the first 250 vesting on or prior to September 26, 2005 on their existing terms.

The number of options would be unchanged, and the exercise price of $17.13 per share would be unchanged.

The 750 Eligible Unvested Options would accelerate and become 100% exercisable on September 16, 2005; and, until the original vesting schedule of the option has been completed, upon exercise the options entitle the holder to receive shares that are restricted and held in Microsemi’s custody unless and until restrictions lapse according to the original vesting schedule of the Option; and the shares may be transferred or sold only to the extent expressly described in the Offer.

Q36	How long will this Offer remain open?

A36	Presently, the Offer is scheduled to remain open until 5:00 p.m., U.S. Pacific Daylight Time, on the Expiration Date, which is currently expected to be September 15, 2005. We currently have no plans to extend the Offer beyond September 15, 2005. However, if we do extend the Offer, you will be notified of the extension. If we extend the Offer, we will announce the extension no later than 9:00 a.m., U.S. Pacific Daylight Time, on the next business day following the scheduled or announced Expiration Date.

Q37	If the Offer is extended, how does the extension impact the date on which my Eligible Unvested Options will be Amended and Accelerated?

A37	If we extend the Offer, the Amendment and Acceleration Date will be extended to a day that is one business day after the extended Expiration Date.

Questions and Answers numbered 38-41 relate only to persons subject to U.S. federal income taxes and do not cover any state, local or non-U.S. tax consequences. If you are an employee residing outside the United States please review the summaries in Schedule B to the Offer and consult your personal tax advisor to determine the tax and social insurance contributions and consequences resulting from this transaction.

Q38	Will my Amended and Accelerated Options be incentive stock options or nonqualified stock options?

A38	The Amended and Accelerated Options will qualify as incentive stock options only to the maximum extent allowed under U.S. tax law. Amended and Accelerated Options will not qualify as incentive stock options if you are on a leave of absence exceeding 90 days as of the Amendment and Acceleration Date and you do not have a right to return to employment that is guaranteed by contract or statute, or in other circumstances. Please see Section 12 of the Offer to Amend and Accelerate for more details.

Q39	In the U.S., what is the difference in tax treatment between nonqualified stock options and incentive stock options?

A39	Generally, the spread on nonqualified stock options is taxed at ordinary income rates when the option is exercised, and the spread on incentive stock options is taxed at long-term capital gain rates when the stock acquired on exercise of the option is sold. However, you must satisfy certain holding period and other requirements in order to qualify for the favorable tax treatment of incentive stock options, and otherwise the tax treatment would be similar to that of a nonqualified stock option. See the explanation below and in Section 12 of the Offer to Amend and Accelerate for more details.

When you exercise a nonqualified stock option, you will pay U.S. federal, state and local income taxes and employment taxes on the difference between the exercise price of the nonqualified stock option and the fair market value of the Common Stock on the day of exercise. For employees, this amount will be reported as income on your W-2 for the year in which the exercise occurs. Also for employees, withholding amounts must be collected when the exercise takes place. When you sell shares that you have acquired by exercising a nonqualified stock option, any excess of the sale price over the fair market value of the Common Stock on the day of exercise of option will be treated as long term capital gain or short term capital gain taxable to you at the time of sale, depending on whether you held the shares for more than one year.

When you exercise an incentive stock option, if no disposition of the underlying stock is made until at least two years from the date the option had been granted and at least one year from the date the option had been exercised (collectively, the “ISO Holding Periods”), you will recognize no income, and no deduction may be taken by the Company. However, if the ISO Holding Periods are not met, any gain upon disposition is taxed in whole or in part as ordinary income, tax withholding may be required, and the Company is entitled to a tax deduction for that year. The amount of ordinary income recognized is equal to the lesser of (a) the fair market value of the underlying stock on the exercise date minus the exercise price or (b) the amount realized on disposition minus the exercise price. This amount is subject to Social Security, Medicare and FUTA taxes at the time of exercise. If the amount realized on disposition exceeds the fair market value of the underlying stock on the exercise date, the excess is short-term or long-term capital gain, depending upon whether you disposed of the underlying stock more than one year after the exercise date. Upon disposition of the underlying stock after the ISO Holding Periods have been satisfied, any gain or loss realized by you is taxed as long-term capital gain or loss, and the Company is not entitled to any deduction with regard to such disposition. The amount of long-term capital gain or loss is equal to the amount realized on disposition minus the exercise price.

Q40	Will I have to pay U.S. taxes if I Elect to Amend and Accelerate my Eligible Unvested Options in the Offer?

A40	We believe you will not recognize U.S. federal taxable income on account of the Amendment and Acceleration of Eligible Unvested Options. We believe that the amendment will be treated as a non-taxable event. Therefore, you will not be required to recognize income for U.S. federal income tax purposes at the time of the Amending of Eligible Unvested Options. However, for personalized tax advice you should contact your own tax advisor.

Q41	What are the U.S. tax implications for Eligible Unvested Option holders not participating in this Offer?

A41	We believe there should be none. We believe that our Offer to you, in and of itself, will not affect the status of your unamended and unaccelerated Eligible Unvested Options as incentive stock options. However, it is possible that the U.S. Internal Revenue Service could take the position that the Offer itself is a modification of your Eligible Unvested Options, whether or not you elect to amend and accelerate the options. A successful assertion by the U.S. Internal Revenue Service that your Eligible Unvested Options are modified by the

Offer could extend the holding period that is required to be satisfied prior to sale or disposition of shares underlying an incentive stock option necessary to qualify for favorable tax treatment and, under some circumstances, could even cause all or a portion of your Eligible Unvested Options to be treated as nonqualified stock options. For further details, please see Section 12 of the Offer to Amend and Accelerate and consult with your personal tax advisor.

Q42	What do I need to do to amend and accelerate my Eligible Unvested Options?

A42	To accept this Offer to Amend and Accelerate your Eligible Unvested Options, you should write the word “accept” on your Acknowledgement and Election Form, sign and date the form, deliver it to us before the deadline and otherwise follow all instructions on the form.

Whether or not you elect to amend and accelerate your Eligible Unvested Options, you must complete and deliver the Acknowledgement and Election Form to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-877-881-2295, or if you cannot fax it, then by (2) delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service, before 5:00 p.m., U.S. Pacific Daylight Time, on the Expiration Date, which is expected to be September 15, 2005.

We will be sending you an Acknowledgement and Election Form by E-mail. For an additional Acknowledgement and Election Form please contact Microsemi via E-mail at AccelerationOfferFormRequest@microsemi.com or by facsimile to 1-877-798-3193. If you are an employee on an approved or legally-protected Leave of Absence as of the Commencement Date, Microsemi will mail to you an Acknowledgement and Election Form. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted. We may reject any election to “accept” this Offer if we determine the Acknowledgement and Election Form is not properly completed or to the extent that we determine it would be unlawful to amend and accelerate the relevant Eligible Unvested Options.

Q43	What is the deadline to elect to participate in the Offer?

A43	September 15, 2005, at 5 o’clock p.m., U.S. Pacific Daylight Time (unless we extend the Offer). Whether or not you elect to participate in the Offer, you must deliver your Acknowledgement and Election Form to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-877-881-2295, or if you cannot fax it, then by (2) delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service by 5:00 p.m., U.S. Pacific Daylight Time, on the Expiration Date, which is expected to be September 15, 2005. Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 9:00 a.m., U.S. Pacific Daylight Time, on the next business day following the scheduled or announced Expiration Date.

Q44	Can the Offer be extended? If so, how will I know if the Offer is extended and what is the effect of an extension?

A44	Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will make a public announcement of the extension no later than 9:00 a.m., Pacific Daylight Time, on the next business day following the previously scheduled or announced Expiration Date. Any announcement relating to the Offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change. If the Offer is extended, then the Expiration Date and Amendment and Acceleration Date may be extended if necessary to avoid the possibility that we would have to recognize any charges in our financial statements which would reduce our reported earnings.

Q45	Can I change or withdraw my election? How often?

A45	Yes. You can change or withdraw your election at any time by revising and re-delivering your Acknowledgement and Election Form, in accordance with its instructions, prior to the deadline. For an Acknowledgement and Election Form please contact Microsemi via E-mail at AccelerationOfferFormRequest@microsemi.com or by facsimile to 1-877-798-3193. You may also withdraw your Eligible Unvested Options from the Offer by delivering in the same manner a written statement signed and dated by you stating the intention to withdraw from the Offer. There is no limit to the number of times you can change, or withdraw and resubmit, your election prior to the deadline. However, the last Acknowledgement and Election Form you deliver prior to the deadline will determine your decision to elect. You may want to retain a copy of the Acknowledgement and Election Form that you could use to submit a revised election later.

Q46	What will happen if I don’t turn in my form by the deadline?

A46	If you miss this deadline, you cannot participate in the Offer. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

Q47	Will I receive a confirmation of my election or change of election?

A47	Yes. Approximately ten days prior to the Expiration Date, you will receive an E-mail confirmation that will confirm your most recent election (if any) and will state which Eligible Unvested Options you have thereby elected to tender for amendment and acceleration and the number of Amended and Accelerated Options we would grant to you on the Amendment and Acceleration Date, subject to the terms and conditions of the Offer. After the Expiration Date, you will receive an E-mail confirmation that will confirm your final election and state which of your Eligible Unvested Options have been amended and accelerated and the number of Amended and Accelerated Options that we will grant to you on the Amendment and Acceleration Date, subject to the terms and conditions of the Offer. You should print these E-mail confirmations and keep them with your records.

Q48	What happens to my Amended and Accelerated Options if Microsemi merges or is acquired prior to the Amendment and Acceleration Date?

A48	If we merge with or are acquired by another entity between the Expiration Date and Amendment and Acceleration Date, then the Company will use its best efforts, but shall be under no obligation, to cause the successor entity to grant the Amended and Accelerated Options under the same terms as provided in this Offer.

Q49	What if I don’t accept this Offer?

A49	This Offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in this Offer.

While we do not believe that our making this Offer to you will, in and of itself, affect the status of your Eligible Unvested Options as incentive stock options, it is possible that the U.S. Internal Revenue Service could take the position that the Offer itself is a modification of your Eligible Unvested Options, whether or not you elect to Amend and Accelerate the options. A successful assertion by the U.S. Internal Revenue Service that your Eligible Unvested

Options are “modified” by the making of this Offer would have adverse consequences — it could extend the holding period that is required to be satisfied prior to sale or disposition of shares underlying an incentive stock option necessary to qualify for favorable tax treatment and, under some circumstances, could even cause all or a portion of your Eligible Unvested Options to be immediately treated as nonqualified stock options. For further details, please see Section 12 of the Offer to Amend and Accelerate and consult with your personal tax advisors.

Q50	Where do I go if I have additional questions about this Offer?

A50	Please direct your questions to Microsemi via E-mail at AccelerationOfferQuestions@microsemi.com or by fax to 1-877-798-3202. We will review these questions periodically throughout the Offer period and update the Stock Option Acceleration Program Questions and Answers section on the Acceleration Offer Website: http://www.microsemi.com/amendmentoffer08012005. The most recent questions will be at the end of this section. New questions will be enumerated with a date when the specific question and answer was added to the list.

Q51	What do I need to do if I do not want to participate in the Offer?

A51	To decline to participate in this Offer, you should write the word “decline” on an Acknowledgement and Election Form and send it to the Company, immediately if practicable. Be sure to submit an Acknowledgement and Election Form on before the Expiration Date and otherwise follow all instructions on the form. Whether or not you elect to participate in the Offer, you must complete and deliver the Acknowledgement and Election Form to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-877-881-2295, or it you cannot fax it, then by (2) delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service, before 5:00 p.m., U.S. Pacific Daylight Time, on the Expiration Date, which is expected to be September 15, 2005. We will be E-mailing you an Acknowledgement and Election Form. For an additional Acknowledgement and Election Form please contact Microsemi via E-mail at AccelerationOfferFormRequest@microsemi.com or by facsimile to 1-877-798-3193. If you are an employee on an approved or legally-protected Leave of Absence as of the Commencement Date, Microsemi will mail to you an Acknowledgement and Election Form. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted, subject to waiver in the sole discretion of the Company without prior notice.